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                                                                 Page 1 of 10

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20459



                                     FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
      X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                For the fiscal year ended June 30, 1997

                                           OR

                TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                 to

Commission file number                       33-48052

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DIMON INCORPORATED PERSONAL ACCOUNT PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  DIMON Incorporated
                                   512 Bridge Street
                                Danville, Virginia 24541


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                                  REQUIRED INFORMATION





The following financial statements are furnished for the plan:


                                         INDEX

                                                                                                                     Page
Signature                                                                                                             3

Report of Independent Auditors                                                                                        4

Statement of Asset and Liability as of June 30, 1997
 and 1996                                                                                                             5

Statement of Changes in Plan Liability Accounts -
 Year Ended June 30, 1997, Six Months Ended June 30, 1996,
  and year Ended December 31, 1995                                                                                    6

Notes to Financial Statements                                                                                       7 - 9

Exhibit 24                                                                                                           10
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                                    Signature


       Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        DIMON INCORPORATED
                                        Personal Account Plan





                                        By /s/ James A. Cooley
                                        James A. Cooley
                                        Treasurer

Date: September 16, 1997


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Snead and Williams, P.L.L.C.






                          REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator
DIMON Incorporated Personal Account Plan

We have audited the accompanying statements of asset and liability of the DIMON Incorporated Personal Account Plan as of June 30, 1997 and 1996, and the related statements of changes in plan liability accounts for the years ended June 30, 1997, and December 31, 1995, and the six months ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of DIMON Incorporated Personal Account Plan at June 30, 1997 and 1996, and the changes in plan liability accounts for the years ended June 30, 1997, and December 31, 1995, and the six months ended June 30, 1996, in conformity with generally accepted accounting principles.




/s/Snead and Williams, P.L.L.C.
July 18, 1997
Danville, Virginia


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

                                                DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                                                    STATEMENT OF ASSET AND LIABILITY

                                                         June 30, 1997 and 1996



                                                               June 30,                  June 30,
ASSET                                                            1997                      1996

  Receivable from DIMON Incorporated
     (Cost $3,248,307, 1997 and $11,375,864, 1996)        $     3,248,307           $   11,375,864




LIABILITY

    Plan liability accounts                               $     3,248,307           $   11,375,864























The accompanying notes are an integral part of these financial statements.
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

                                           DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                                        STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

                                   Year Ended June 30, 1997, Six Months Ended June 30, 1996
                                               and Year Ended December 31, 1995

                                               Year                 Six Months                Year Ended
                                               Ended                  Ended                  December 31,
                                           June 30, 1997          June 30, 1996                  1995
ADDITIONS
Beginning of year amount                  $      11,373,864     $     11,706,545        $      13,466,090

Interest income                                     398,071              357,749                  825,305

Participant contributions                         3,214,730            1,522,854                2,814,601

                                                 14,988,665           13,587,148               17,105,996

DEDUCTIONS
Participant withdrawals                          11,740,358            2,211,284                5,399,451

Plan liability accounts at
 end of period                            $       3,248,307     $     11,375,864        $      11,706,545

















The accompanying notes are an integral part of these financial statements.
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                          NOTES TO FINANCIAL STATEMENTS

                     DIMON INCORPORATED PERSONAL ACCOUNT PLAN

Note A - Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investment

The receivable from DIMON Incorporated is valued at fair value. Fair value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note B - Description of the Plan

The following description of the DIMON Incorporated Personal Account Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a voluntary employee plan through which any eligible participant can loan funds to DIMON Incorporated ("DIMON") for an indefinite period, in exchange for DIMON's obligation to pay the employee interest on such funds until the loan is repaid by DIMON on the employee's demand. The funds may be used by DIMON for any corporate purpose and will be classified as general obligations of DIMON with no special status. The funds are not held in trust and are subject to forfeiture should DIMON be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Funds deposited with DIMON are neither guaranteed nor insured by DIMON nor any federal or state agency.


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                       NOTES TO FINANCIAL STATEMENTS

                  DIMON INCORPORATED PERSONAL ACCOUNT PLAN

Note B - Description of the Plan - Continued

Participation

Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

Participant Contributions

Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

Investments

Upon receipt of the participants' contributions, amounts are invested with DIMON Incorporated as a general creditor with interest earned at announced rates. The average announced rate was 6.31% per annum (based on a range of 6.25% to 6.50%) during the year ended June 30, 1997 (6.25 % to 6.50 % for the six months ended June 30, 1996 and 6.50 % to 7.00% for the year ended December 31, 1995).

Participants withdrawals

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or his designee. Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

Plan Liability Accounts

A plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each plan liability account represents a claim on the assets of DIMON Incorporated.

Vesting

Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from DIMON Incorporated as to their respective balances of their contributions, net of withdrawals, with earned interest.


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                    NOTES TO FINANCIAL STATEMENTS

                DIMON INCORPORATED PERSONAL ACCOUNT PLAN

Note B - Description of the Plan - Continued

Plan Expenses

All expenses of administering the Plan shall be paid by DIMON Incorporated.

Plan Termination

The Plan may be modified or terminated at any time upon written notice to the participants. In the event the Plan terminates, the Administrator must distribute assets to satisfy all DIMON Incorporated obligations to the Plan.

Note C - Plan Participants

The number of participants at June 30, 1997, was 121 (June 30, 1996 - 411 and December 31, 1995 - 439).

Note D - Income Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan. All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.

Note E - Plan Amendment

On March 31, 1995, the shareholders of Dibrell Brothers, Incorporated and Monk-Austin, Inc. approved the merger of the two companies into DIMON Incorporated effective April 1, 1995. As a result, the Plan was amended effective December 31, 1995, to change the name from Dibrell Brothers, Incorporated Personal Account Plan to DIMON Incorporated Personal Account Plan and the plan year was amended to mean the twelve month period beginning July 1 through June 30.


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